UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-38813

Maase Inc.

Building 48, Zhixin Manufacturing Valley Industrial Park

No. 52 Yangzhou Road, Economic Development Zone

Laixi, Qingdao, Shandong Province, People’s Republic of China

Tel: +86-532-66030885

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Financial Information Regarding Acquisition of Real Prospect Limited

On October 28, 2025, Maase Inc. (the “Company”) completed its acquisition of 100% of the equity interest of Real Prospect Limited. Upon completion, Real Prospect Limited became a wholly owned subsidiary of the Company.

The Company is filing this Current Report on Form 6-K (this “Form 6-K”) to provide (i) the audited combined financial statements of Real Prospect Limited and its subsidiaries for the year ended June 30, 2025; and (ii) the unaudited pro forma condensed combined financial statements as of June 30, 2025 of the Company and its subsidiaries upon giving effect to the consummation of the acquisition of Real Prospect Limited.

Attached as exhibits to this Form 6-K are:

(i) Audited combined financial statements of Real Prospect Limited and its subsidiaries for the year ended June 30, 2025 as Exhibit 99.1 and relevant consent letter as Exhibit 99.2; and

(ii) Unaudited pro forma condensed combined financial information of the Company and its subsidiaries upon giving effect to the consummation of the acquisition of Real Prospect Limited as Exhibit 99.3.

The unaudited pro forma combined financial information that has been included as Exhibit 99.3 to this Form 6-K does not necessarily reflect what the Company’s results of operations, balance sheets or cash flows would have been during the periods presented had the acquisition of Real Prospect Limited had been consummated and does not necessarily indicate what the Company’s results of operations, balance sheets, cash flows or costs and expenses will be in the future.

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-277814) filed with the U.S. Securities and Exchange Commission on March 11, 2024.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Audited financial statements of Real Prospect Limited for the year ended June 30, 2025
99.2	Consent of Enrome LLP
99.3	Unaudited pro forma condensed combined financial statements as of June 30, 2025 of the Company and its subsidiaries upon giving effect to the consummation of the acquisition of Real Prospect Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.

Date: February 13, 2026	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

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